Filed with the Securities and Exchange Commission on June 18, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

JSC SITRONICS

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter )

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue

Suite 4D

New York, New York 10017

(212 750-6474)

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 50 Ordinary Shares of JSC SITRONICS	50,000,000	$0.05	$2,500,000	$139.50

* Each unit represents one American Depositary Share.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2. Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

(ii)	The procedure for voting, if any, the deposited securities	Paragraph (17)

(iii)	The collection and distribution of dividends	Paragraph (15)

(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (14), (16) and (17)

(v)	The sale or exercise of rights	Paragraphs (2), (6), (15), (18) and (23)

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (15) and (18)

(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (22) and (23) (no provision for extensions)

(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (14)

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (17), (18), (19), (20) and (23)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION	Paragraph (14)

(a) As set forth in Paragraph (14) of the Form of Receipt, the Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (http://www.sitronics.com/) or through an electronic information delivery system generally available to the public in its primary trading market. Should the Company become subject to the periodic reporting or other informational requirements under the Securities Exchange Act of 1934, it will be required in accordance therewith to file reports and other information with the U.S. Securities and Exchange Commission. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934 or to take any action if the Company is not complying with those requirements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)

Form of Deposit Agreement by and among JSC SITRONICS, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). — Filed herewith as Exhibit (a).

(b)

Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — Not Applicable.

(c)

Deposit Agreements relating to an issuance of Regulation S and Rule 144A Global Depositary Receipts representing ordinary shares of JSC SITRONICS each dated as of December 14, 2006, between the Issuer and the Depositary. Filed herewith as Exhibit (c).

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among JSC SITRONICS, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 18, 2009.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of JSC SITRONICS

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Edwin Reyes
Name: Edwin Reyes
Title: Managing Director

By:	/s/ Chris Konopelko
Name: Chris Konopelko
Title:Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, JSC SITRONICS certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russia on June 18, 2009.

JSC SITRONICS

By:	/s/ Marina V. Zabolotneva
Name: Marina V. Zabolotneva
Title: Vice-President, Chief Financial Officer

/s/ Dmitry N. Kudryashov
Name: Dmitry N. Kudryashov
Title: Chief Accountant

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Mrs. Marina V. Zabolotneva and Mr. Dmitry N. Kudryashov, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on June 18, 2009.

Signatures	Capacity

/s/ Yuval Almog	Chairman
Yuval Almog

/s/ Denis Muratov	Deputy Chairman
Denis Muratov

/s/ Sergey Aslanian	President and Chief Executive Officer
Sergey Aslanian

/s/ Dmitry Kudryashov	Chief Accountant
Dmitry Kudryashov

/s/ Anton Abugov	Director
Anton Abugov

/s/ Sergey Boev	Director
Sergey Boev

Director
Alexey Buyanov

/s/ Marina Zabolotneva	Vice-president and Chief Financial Officer
Marina Zabolotneva

Director
Dmitry Gayev

/s/ David Khidasheli	Director
David Khidasheli

/s/ Nikhad Khurem	Director
Nikhad Khurem

Director
Kirill Poltevskiy

Director
Evgeny Utkin

/s/ Kate Ledyard	Authorized Representative in the United States
Kate Ledyard
Manager
Law Debenture Corporate Services Inc

INDEX TO EXHIBITS

Exhibit Number

(a) Form of Deposit Agreement

(c) Deposit Agreements relating to an issuance of Regulation S and Rule 144A Global Depositary Receipts representing ordinary shares of JSC SITRONICS dated as of December 14, 2006, between the Issuer and the Depositary.

(d) Opinion of counsel to the Depositary